

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 4, 2016

Andreas W. Mattes
Chief Executive Officer
Diebold, Incorporated
5995 Mayfair Road
North Canton, OH 44720

>   Re: **Diebold, Incorporated**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 29, 2016**
>   **File No. 001-04879**

Dear Mr. Mattes:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Kathleen Collins

                              Kathleen Collins
                              Accounting Branch Chief
                              Office of Information Technologies
                              and Services